UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SKYBRIDGE MULTI‑ADVISER HEDGE FUND PORTFOLIOS LLC
(Name of Subject Company (Issuer))

SKYBRIDGE MULTI‑ADVISER HEDGE FUND PORTFOLIOS LLC
(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Marie Noble
SkyBridge Capital II, LLC
527 Madison Avenue, 16th Floor
New York, New York 10022
(212) 485‑3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848‑4000

December 22, 2017
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $1,263,731,610.17	Amount of Filing Fee:	(b) $157,334.59

(a)          Calculated as the estimated aggregate maximum purchase price for Shares.

(b)          Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    _______________________________
Form or Registration No.:   _______________________________
Filing Party: __________________________________________
Date Filed: ___________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third‑party tender offer subject to Rule 14d‑1.

☒	issuer tender offer subject to Rule 13e‑4.

☐	going‑private transaction subject to Rule 13e‑3.

☐	amendment to Schedule 13D under Rule 13d‑2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

SkyBridge Multi‑Adviser Hedge Fund Portfolios LLC (the “Company”) offers its shares of limited liability company interests (“Shares”) in a single series designated as “Multi‑Strategy Series G” (the “Series”).  The Company is offering to purchase up to 25% of its outstanding Multi‑Strategy Series G Shares (the “Offer”) from the Shareholders of the Company.

The 25% threshold is determined as of the Repurchase Deadline (defined below) based on the last available unaudited net asset value per Share (that is, the value of the assets minus liabilities, divided by the number of Shares outstanding) calculated prior to such date.  Purchases of Shares will be made at their unaudited net asset value per Share determined as of the Valuation Date (as defined below).  The value of the Shares will likely change between the Repurchase Deadline (the date that the 25% threshold is determined), the date of the Initial Valuation (defined below) and the Valuation Date (the date as of which the value of the Shares will be determined for purposes of calculating the purchase price), which could result in more than 25% of the outstanding Shares being purchased on the Valuation Date.

Shareholders who desire to tender Shares for purchase must do so by 11:59 p.m., New York time on Thursday, January 25, 2018, unless the Offer is extended (in each case, the “Repurchase Deadline”).  All determinations as to the receipt of notices from Shareholders relating to the tender of Shares, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Company or its designated agents, and any such determination will be final.  The net asset value of Shares will be calculated for this purpose as of March 30, 2018 or, if the Offer is extended, as of the last business day of the second month following the month in which the Offer actually expires (in each case, the “Valuation Date”).  The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

Shareholders may tender all or some of their Shares up to an amount such that they maintain the minimum required account balance of $25,000 (or any lower amount equal to a Shareholder’s initial subscription amount net of placement fees) after the purchase of the Shares by the Company.  If a Shareholder tenders Shares and the Company purchases those Shares, the Company will issue the Shareholder a non‑interest bearing, non‑transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Company determined as of March 30, 2018 (or, if the Offer is extended, the value determined as of the relevant Valuation Date).  The Shares will be valued in accordance with the Company’s Limited Liability Company Agreement as currently in effect (the “LLC Agreement”).  For purposes of payment to be made under this tender offer, it is anticipated that the Shares initially will be valued at March 29, 2018 (the “Initial Valuation”).  The Shares then will be assigned a “Final Valuation” within approximately 30 days of the Valuation Date (so anticipated at the end of April 2018). The Final Valuation is used for all other purposes, such as for calculating the management fee, for purposes of subscriptions for Shares, to determine the total amount to be paid under the Note’s two payment steps (if applicable), and to determine the effect of a partial repurchase request (for tenders stated in dollar amounts) on a person’s remaining investment in the Company.  Under the Company’s valuation procedures, the Final Valuation is subject to potential adjustment for up to 90 days following a Valuation Date (the “Final Adjusted Valuation”).

The Note will be held for the Shareholder on the Shareholder’s behalf with an authorized placement agent designated for that purpose and will entitle the Shareholder to receive a payment, expected to be made on or about the date of the Initial Valuation, in cash and/or securities (valued according to the LLC Agreement) equal to the value, based on the Initial Valuation, of the Shareholder’s Shares accepted for purchase by the Company (so long as the Shareholder has tendered less than 95% of their Shares stated as a dollar amount).  Shareholders who tender 95% or more of their Shares for repurchase or who tender a partial repurchase request by number of Shares will receive a Note that provides for a two‑step payment whereby at least 95% of the amount payable is expected to be paid on or about the date of the Initial Valuation.  The remaining amount due, based on the Final Valuation (as potentially adjusted by the Final Adjusted Valuation) minus the amount of the Initial Valuation, will be paid within 90 days of the Valuation Date (unless the valuation date of such shares has changed, or the Series has requested a withdrawal of its capital from the investment funds in which it invests and has not yet received at least 90% of the proceeds of such withdrawal).  In the case of Shareholders who require a partial redemption of their Shares stated as a dollar amount, the value of their remaining Shares will be adjusted accordingly depending on any difference between the Initial Valuation and Final Adjusted Valuation of the Shares repurchased in the tender offer.

Note that, though cash payments on a Note will be wire transferred to a Shareholder’s authorized placement agent within the time periods referenced above, a placement agent may require up to an additional two business days to process payment and credit a Shareholder’s account accordingly.  No assurance can be given of the exact date of any payment.  If the Shareholder wishes to receive a copy of the Note, they may call BNY Mellon Investment Servicing at BNY Mellon Investment Servicing at (855) 631-5474 to request that a copy be sent to them by mail.

Please find below a chart summarizing the tender opportunities:

Tender Type**	Repurchase Deadline*	Valuation Date*	Holdback	Date of Initial Valuation* / Initial Payment Amount	Date of Final Valuation and Final Adjusted Valuation for Valuation Date*	Holdback / Adjustment Details
Full Tender (95% or greater tender)	January 25, 2018	March 30, 2018	Holdback 5%	Generally, 95% paid on March 29, 2018	Approximately 30 days after March 30, 2018 (and subject to potential adjustment for up to 90 days)	Holdback paid approximately 90 days after Valuation Date
Partial Tender (Denominated by Shares)	January 25, 2018	March 30, 2018	Holdback 5%	Generally, 95% paid on March 29, 2018	Approximately 30 days after March 30, 2018 (and subject to potential adjustment for up to 90 days)	Holdback paid approximately 90 days after Valuation Date
Partial Tender (Denominated by Dollar Amount)	January 25, 2018	March 30, 2018	No holdback	Generally, 100% paid on March 29, 2018	Approximately 30 days after March 30, 2018 (and subject to potential adjustment for up to 90 days)	Adjustments to remaining Shares made approximately 90 days after Valuation Date
*All dates are subject to change

**Not all tender types will be processed by all intermediaries. Individual intermediaries also may process payments to a Shareholder’s account with a delay beyond these payment dates.  Shareholders should consult their intermediary for more details.

The payments contemplated here to be made by March 29, 2018 are on an accelerated cycle relative to the Company’s usual payment terms.  The payment terms under this Offer may require payment based on the net asset value from as early as one day prior to the actual Valuation Date (i.e., date of the Initial Valuation).  Given the nature of the Company’s assets, this increases the possibility that the valuation applied to payments on the date of the Initial Valuation will differ from the valuation ultimately determined on the normal cycle, which will apply for all other purposes.  Such differences in valuations could result in either “under payment” or “over payment” to withdrawing Shareholders, with associated impacts on the Company as a whole that can be either positive (in the case of an under payment to a withdrawing Shareholder) or negative (in the case of an over payment to a withdrawing Shareholder).  The Company intends to recoup any differences between the Initial Valuation and the Final Adjusted Valuation through the 5% holdback (in the case of Shareholders who redeem 95% or more of their Shares or in the case of Shareholders who partially redeem Shares by Share number) or through an adjustment to a Shareholder’s remaining Shares (in the case of Shareholders who partially redeem Shares by dollar amount).

A Shareholder who tenders for purchase only a portion of such Shareholder’s Shares will be required to maintain an account balance equal to at least $25,000 (or any lower amount equal to the Shareholder’s initial subscription amount net of placement fees).  The Company reserves the right to purchase less than the amount the Shareholder tenders if the purchase would cause the Shareholder’s account to have less than the required minimum balance.  If the Company accepts the tender of the Shareholder’s Shares, the Company will make payment for Shares it purchases from one or more of the following sources:  cash on hand, the proceeds of the sale of portfolio securities held by Multi‑Strategy Series G, the withdrawals of capital from the investment funds in which Multi‑Strategy Series G has invested, or by borrowings.

Following this Summary Term Sheet is a formal notice of the Company’s offer to purchase Shares of Multi‑Strategy Series G.  Shareholders who desire to tender Shares for purchase must do so by 11:59 p.m., New York time, Thursday, January 25, 2018.  Until that time, Shareholders have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn prior to Thursday, January 25, 2018 may be re‑tendered by following the tender procedures before the Offer expires (including any extension period).  After January 25, 2018, the Company in its discretion may permit the withdrawal of tenders at any time prior to the Valuation Date.

If a Shareholder would like the Company to purchase all or some of its Shares, it should complete, sign and either (i) U.S. Post Service mail (via certified mail return receipt requested) or otherwise deliver a Notice of Intent to Tender to SkyBridge Capital c/o BNY Mellon Investment Servicing, PO Box 9861, Providence, RI 02940‑5078; or (ii) via private overnight service to SkyBridge Capital c/o BNY Mellon Investment Servicing, 4400 Computer Drive, Westborough, MA 01581; or (iii) fax it to BNY Mellon Investment Servicing at (508) 599‑4150, so that it is received before 11:59 p.m., New York time, on Thursday, January 25, 2018.  IF THE SHAREHOLDER CHOOSES TO FAX THE NOTICE OF INTENT TO TENDER, IT SHOULD MAIL THE ORIGINAL NOTICE OF INTENT TO TENDER TO BNY MELLON INVESTMENT SERVICING PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 11:59 p.m., NEW YORK TIME, ON THURSDAY, JANUARY 25, 2018).  Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Notice of Intent to Tender to their financial consultant (instead of directly to BNY Mellon Investment Servicing).  All Shareholders tendering Shares should carefully review their Notice of Intent to Tender and follow the delivery instructions therein.

The value of the Shares may change between October 31, 2017 (the last date prior to the date of this filing as of which net asset values were calculated), the Repurchase Deadline, the date of Initial Valuation, and March 30, 2018, the anticipated date as of which the value of the Shares will be determined for purposes of calculating the purchase price.  Shareholders desiring to obtain the estimated net asset value for their Shares, which the Company will calculate from time to time based upon the information the Company receives from the managers of the investment funds in which Multi‑Strategy Series G is invested, may contact BNY Mellon Investment Servicing at (855) 631‑5474 or BNY Mellon Investment Servicing, PO Box 9861, Providence, RI 02940‑5078, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time.

IMPORTANT NOTE:  Any estimated net asset value provided by BNY Mellon Investment Servicing will be based on information supplied by third parties and is provided to Shareholders for convenience only and not pursuant to any obligation on the part of the Company.  Neither the Company nor BNY Mellon Investment Servicing can give any assurances as to the accuracy of such information; nor can either give any assurance that the next regularly computed, monthly net asset value will not differ (sometimes significantly) from such estimated net asset value.  Moreover, estimated information cannot be read as superseding any regularly computed, monthly net asset value.

Please note that just as each Shareholder has the right to withdraw its tender, the Company has the right to cancel, amend or postpone this Offer at any time before 11:59 p.m., New York time, on January 25, 2018.  Also realize that although the Offer expires on January 25, 2018, a Shareholder who tenders all of its Shares will remain a Shareholder of the Company having a membership interest through the Valuation Date (expected to be March 30, 2018), notwithstanding the Company’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)          The name of the issuer is SkyBridge Multi‑Adviser Hedge Fund Portfolios LLC.  The Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed‑end, non‑diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal executive office of the Company is located at 527 Madison Avenue, 16th Floor, New York, New York 10022 and the telephone number is (212) 485‑3100.

(b)          The securities that are the subject of the Offer are titled “limited liability company interests” in the Company.  The Company issues these interests in a single Series of Shares designated as Multi‑Strategy Series G.  As used in this Schedule TO, the term “Shares” refers to the limited liability company interests in the Company that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Company that are tendered by Shareholders to the Company pursuant to this Offer.  As of the close of business on October 31, 2017, the unaudited net asset value of Multi‑Strategy Series G was $5,054,926,440.69 (with an unaudited net asset value per Share of $1,201.484).  Subject to the conditions set out in the Offer, the Company will purchase up to 25% of its outstanding Multi‑Strategy Series G Shares that are tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c)          There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Company) is SkyBridge Multi‑Adviser Hedge Fund Portfolios LLC.  The Company’s principal executive office is located at 527 Madison Avenue, 16th Floor, New York, New York 10022 and the telephone number is (212) 485‑3100.

The principal executive office of SkyBridge Capital II, LLC (the “Adviser”) is located at 527 Madison Avenue, 16th Floor, New York, New York 10022 and the telephone number is (212) 485‑3100.  The Company’s Directors are Charles Hurty, Steven Krull, Raymond Nolte and Joshua Weinreich.  Their address is c/o SkyBridge Multi‑Adviser Hedge Fund Portfolios LLC, 527 Madison Avenue, 16th Floor, New York, New York 10022 and their telephone number is (212) 485‑3100.

The Adviser previously announced a transaction that would result in HNA Capital (U.S.) Holdings LLC (“HNA”) and TFH Acquisition I LLC (“Transatlantic”) (together with its affiliate, RON Transatlantic Offshore Limited) holding a combined ownership stake of approximately 89% of the Adviser’s equity.  Under the laws governing U.S. mutual funds (including the 1940 Act), the transaction will be considered an “assignment” of the Company’s then-current investment advisory agreement with the Adviser, and that agreement will automatically terminate.  In order to provide for a continuous investment program for the Company, the Company sought shareholder approval of a “new” investment advisory agreement with the Adviser, which was received on June 1, 2017.  While final ownership of the Investment Adviser may vary at closing, HNA is anticipated to be the largest shareholder, owning as much as 80% of the Investment Adviser.  The Transatlantic group is expected to own at least approximately 9% or as much as 38%.  Management of the Adviser is expected to continue to own approximately 11%.  There can be no assurance that the transaction, which remains subject to regulatory reviews and approvals, will be consummated as contemplated.  In the event the transaction is not consummated, the Adviser will continue to serve as investment adviser to the Company pursuant to the terms of the investment advisory agreement.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)          (i)  Subject to the conditions set out in the Offer, the Company will purchase up to 25% of its outstanding Multi‑Strategy Series G Shares if tendered by Shareholders by 11:59 p.m., New York time, on Thursday, January 25, 2018 and not withdrawn as described in Item 4(a)(1)(vi).  The 25% threshold is determined as of the Repurchase Deadline based on the last available unaudited net asset value per Share (that is, the value of the assets minus liabilities, divided by the number of Shares outstanding) calculated prior to such date.  The initial repurchase deadline of the offer is 11:59 p.m., New York time, on January 25, 2018 (the “Initial Repurchase Deadline”), subject to any extension of the Offer.  The later of the Initial Repurchase Deadline or the latest time and date to which the Offer is extended is called the “Repurchase Deadline.”

Purchases will be made based on either the number of shares or the dollar amount accepted for purchase by the Company as of the Repurchase Deadline as requested in the Shareholder’s Notice of Intent to Tender.  The value of the Shares will likely change between the Repurchase Deadline (the date that the 25% threshold is determined) and the Valuation Date (the date as of which the value of the Shares will be determined for purposes of calculating the purchase price), which could result in more than 25% of the outstanding Shares being purchased on the Valuation Date.

(ii)          The purchase price of Shares tendered to the Company for purchase will be their net asset value as of the close of business on the Valuation Date (March 30, 2018) or, if the Offer is extended, the last business day of the month following the second month in which the Offer actually expires).  See Item 4(a)(1)(v) below.

Shareholders may tender all or some of their Shares up to an amount such that they maintain the minimum required account balance of $25,000 (or any lower amount equal to a Shareholder’s initial subscription amount net of placement fees) after the purchase of the Shares by the Company.  Each Shareholder who tenders Shares that are accepted for purchase will be issued the Note described in Item 1 above (a non‑interest bearing, non‑transferable promissory note) promptly after the Repurchase Deadline. A note will entitle the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Company determined as of March 30, 2018 (or, if the Offer is extended, the value determined as of the relevant Valuation Date).  The Shares will be valued in accordance with the LLC Agreement.  For purposes of payment to be made under this tender offer, it is anticipated that the Shares initially will be valued at the Initial Valuation.  The Shares then will be assigned a “Final Valuation” within approximately 30 days of the Valuation Date (so anticipated at the end of April 2018). The Final Valuation is used for all other purposes, such as for calculating the management fee, for purposes of subscriptions for Shares, to determine the total amount to be paid under the Note’s two payment steps (if applicable), and to determine the effect of a partial repurchase request (for tenders stated in dollar amounts) on a person’s remaining investment in the Company.  Under the Company’s valuation procedures, the Final Valuation is subject to potential adjustment for up to 90 days following a Valuation Date (the “Final Adjusted Valuation”).

The Note will be held for the Shareholder on the Shareholder’s behalf with an authorized placement agent designated for that purpose and will entitle the Shareholder to receive a payment, expected to be made on or about the date of the Initial Valuation, in cash and/or securities (valued according to the LLC Agreement) equal to the value, based on the Initial Valuation, of the Shareholder’s Shares accepted for purchase by the Company (so long as the Shareholder has tendered less than 95% of their Shares stated as a dollar amount).  Shareholders who tender 95% or more of their Shares for repurchase or who tender a partial repurchase request by number of Shares will receive a Note that provides for a two‑step payment whereby at least 95% of the amount payable is expected to be paid on or about the date of the Initial Valuation.  The remaining amount due, based on the Final Valuation (as potentially adjusted by the Final Adjusted Valuation) minus the amount of the Initial Valuation, will be paid within 90 days of the Valuation Date (unless the valuation date of such shares has changed, or the Series has requested a withdrawal of its capital from the investment funds in which it invests and has not yet received at least 90% of the proceeds of such withdrawal).  In the case of Shareholders who require a partial redemption of their Shares stated as a dollar amount, the value of their remaining Shares will be adjusted accordingly depending on any difference between the Initial Valuation and Final Adjusted Valuation of the Shares repurchased in the tender offer.

Note that, though cash payments on a Note will be wire transferred to a Shareholder’s authorized placement agent within the time periods referenced above, a placement agent may require up to an additional two business days to process payment and credit a Shareholder’s account accordingly.  No assurance can be given of the exact date of any payment.

Please find below a chart summarizing the tender opportunities:

Tender Type**	Repurchase Deadline*	Valuation Date*	Holdback	Date of Initial Valuation* / Initial Payment Amount	Date of Final Valuation and Final Adjusted Valuation for Valuation Date*	Holdback / Adjustment Details
Full Tender (95% or greater tender)	January 25, 2018	March 30, 2018	Holdback 5%	Generally, 95% paid on March 29, 2018	Approximately 30 days after March 30, 2018 (and subject to potential adjustment for up to 90 days)	Holdback paid approximately 90 days after Valuation Date
Partial Tender (Denominated by Shares)	January 25, 2018	March 30, 2018	Holdback 5%	Generally, 95% paid on March 29, 2018	Approximately 30 days after March 30, 2018 (and subject to potential adjustment for up to 90 days)	Holdback paid approximately 90 days after Valuation Date
Partial Tender (Denominated by Dollar Amount)	January 25, 2018	March 30, 2018	No holdback.	Generally, 100% paid on March 29, 2018	Approximately 30 days after March 30, 2018 (and subject to potential adjustment for up to 90 days)	Adjustments to remaining Shares made approximately 90 days after Valuation Date
 *All dates are subject to change

**Not all tender types will be processed by all intermediaries. Individual intermediaries also may process payments to a Shareholder’s account with a delay beyond these payment dates.  Shareholders should consult their intermediary for more details.

The payments contemplated here to be made by March 29, 2018 are on an accelerated cycle relative to the Company’s usual payment terms.  The payment terms under this Offer may require payment based on the net asset value from as early as one day prior to the actual Valuation Date (i.e., date of the Initial Valuation).  Given the nature of the Company’s assets, this increases the possibility that the valuation applied to payments on the date of the Initial Valuation will differ from the valuation ultimately determined on the normal cycle, which will apply for all other purposes.  Such differences in valuations could result in either “under payment” or “over payment” to withdrawing Shareholders, with associated impacts on the Company as a whole that can be either positive (in the case of an under payment to a withdrawing Shareholder) or negative (in the case of an over payment to a withdrawing Shareholder).  The Company intends to recoup any differences between the Initial Valuation and the Final Adjusted Valuation through the 5% holdback (in the case of Shareholders who redeem 95% or more of their Shares or in the case of Shareholders who partially redeem Shares by Share number) or through an adjustment to a Shareholder’s remaining Shares (in the case of Shareholders who partially redeem Shares by dollar amount).

Although the Company has retained the option to pay all or a portion of the purchase price by distributing securities, the purchase price will be paid entirely in cash except in the unlikely event that the Adviser, acting as the Company’s administrator, determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Company or on the Shareholders not tendering their Shares.

(iii)          Shareholders who desire to tender Shares for purchase must do so prior to the Repurchase Deadline, currently scheduled to be 11:59 p.m., New York time, Thursday, January 25, 2018.

(iv)          Not applicable.

(v)          The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension.  If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Shares, the net asset value with respect to such Shares will be determined as of the close of business on the last business day of the second month after the month in which the Offer actually expires.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Company also reserves the right, at any time and from time to time, up to and including the Repurchase Deadline, to:  (A) cancel the Offer in the circumstances set out in Section 8 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (B) amend the Offer; and (C) postpone the acceptance of Shares.  If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.  The timing of the Initial Valuation and payment under the Note increase the likelihood that, due to changing market conditions among other considerations of the Company, such extension, cancellation, amendment or postponement may take place.

(vi)          Shares submitted for tender may be withdrawn by the tendering Shareholder at any time before the Repurchase Deadline.  After the Repurchase Deadline, the Company in its discretion may permit a withdrawal of Shares submitted for tender by a tendering shareholder at any time prior to the Valuation Date.

(vii)          Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Notice of Intent to Tender to BNY Mellon Investment Servicing, the Company’s agent designated for this purpose at the address set out on the first page of the Notice of Intent to Tender, or fax a completed and executed Notice of Intent to Tender to BNY Mellon Investment Servicing, at the fax number set out on the first page of the Notice of Intent to Tender.  The completed and executed Notice of Intent to Tender must be received by BNY Mellon Investment Servicing, either by mail or by fax, no later than 11:59 p.m., New York time, on Thursday, January 25, 2018.  The Company recommends that all documents be submitted to BNY Mellon Investment Servicing by certified mail, return receipt requested, or by facsimile transmission.  A Shareholder choosing to fax a Notice of Intent to Tender must also send or deliver the original completed and executed Notice of Intent to Tender to BNY Mellon Investment Servicing promptly thereafter.  Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Notice of Intent to Tender to their financial consultant (instead of directly to BNY Mellon Investment Servicing).  All Shareholders tendering Shares should carefully review their Notice of Intent to Tender and follow the delivery instructions therein.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by BNY Mellon Investment Servicing in accordance with the delivery instructions in your Notice of Intent to Tender or must be otherwise accepted by the Company prior to the Valuation Date.  A form to use to give notice of withdrawal of a tender is available by calling BNY Mellon Investment Servicing (or your financial consultant) at the telephone numbers indicated on the first page of the Notice of Intent to Tender.  Shares tendered and properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the relevant Repurchase Deadline by following the procedures described above.

(viii)          For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives notice to the tendering Shareholder of its election to purchase such Shares.

(ix)          If more than 25% of its Multi‑Strategy Series G Shares (with the 25% threshold calculated as described above) are duly tendered to the Company (and not withdrawn) prior to the Repurchase Deadline, the Company will in its sole discretion either:  (A) accept the additional Shares permitted to be accepted pursuant to Rule 13e‑4(f)(3) under the Securities Exchange Act of 1934, as amended; (B) increase the outstanding Shares that the Company is offering to purchase by up to two percent (2%) on the Repurchase Deadline; (C) extend the Offer, if necessary, and increase the amount of Shares that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (D) accept a portion of the Shares tendered on or before the Repurchase Deadline for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Shareholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)          The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest of Shareholders who do not tender their Shares.  Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the net assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification.  A reduction in the net assets of Multi‑Strategy Series G (and thereby the Company as a whole) may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company and Multi‑Strategy Series G are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

(xi)          Not applicable.

(xii)          The following discussion is a general summary of certain U.S. federal income tax consequences of the purchase of Shares by the Company from Shareholders pursuant to the Offer.  Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer.

In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Company may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder’s adjusted tax basis in the Shares.  Such gain or loss will be long‑term or short‑term, depending upon the Shareholder’s holding period for the Shares.  Generally, a Shareholder’s gain or loss will be a long‑term gain or loss if the Shares have been held for more than one year.  A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61‑day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of.  In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886.  Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

(b)          Any Shares to be purchased from any officer, director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Company’s prospectus dated July 31, 2017 (the “Prospectus”) and the LLC Agreement provide that the Company’s board of directors (the “Board of Directors”) has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Prospectus also states that the Adviser expects to recommend to the Board of Directors that the Company purchase Shares from Shareholders quarterly each year on the last business day of March, June, September, and December.  The Company has offered to purchase Shares from the Shareholders on a regular basis, commencing June 30, 2003.  The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Company, the Adviser or the Board of Directors or any person controlling the Company or controlling the Adviser or the Board of Directors; and (ii) any other person, with respect to the Shares.  The LLC Agreement further provides that Multi‑Strategy Series G shall be dissolved if the Shares held by any Shareholder that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all Shares held by such Shareholder for purchase by the Company have not been purchased within a period of two years of the request (whether in a single purchase offer or multiple consecutive offers within the two‑year period).  A Shareholder who intends to cause Multi‑Strategy Series G to be so dissolved must so indicate in a separate, written dissolution request submitted to the Company within the applicable two‑year period.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)          The purpose of the Offer is to provide liquidity to Shareholders who hold Shares as contemplated by and in accordance with the procedures set out in the Prospectus and the LLC Agreement.

(b)          Shares that are tendered to the Company in connection with the Offer will be retired, although the Company may issue additional Shares in accordance with the Prospectus.  The Company currently expects that it will accept subscriptions for Shares as of the first business day of each calendar month, but is under no obligation to do so, and may do so more or less frequently as determined by the Company’s administrator (acting pursuant to authority delegated by the Board of Directors).

(c)          Subject to the possibility alluded to at the end of this paragraph, neither the Company, the Adviser nor the Board of Directors has any plans or proposals that relate to or would result in:  (1) the acquisition by any person of Shares (other than the Company’s intention to accept subscriptions for Shares on the first business day of each calendar month and from time to time as described in paragraph (b) above), or the disposition of Shares (other than through periodic purchase offers by the Company, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company; (4) any change in the present Board of Directors or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Company or Multi‑Strategy Series G (other than as may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company or Multi‑Strategy Series G); (6) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Multi‑Strategy Series G’s investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Company.  Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M‑A ss. 229.1006(c) are not applicable to the Company.  The Company continues to monitor industry implementation of what is being called the United States Department of Labor “Fiduciary Rule,” which may require an overhaul of the fee and revenue sharing arrangements between financial services organizations and their retail retirement clients (principally Individual Retirement Account (“IRA”) investors and other retail retirement clients whose assets are subject to the Employee Retirement Income Security Act of 1974, as amended).  A significant percentage of investors in the Company invest through IRAs or similar tax-advantaged savings account, so that the Fiduciary Rule could materially impact the Company.  Some restructuring of the Company or its expense arrangements ultimately may become advisable to address changing needs of those investors and their financial advisers, but no assurance can be given that any such restructuring would adequately address any issues that may arise.  The Fiduciary Rule is subject to various court and regulatory challenges and delays and is not scheduled to come into full effect until mid-2019.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)          The Company expects that the amount offered for the purchase of Shares acquired pursuant to the Offer, which will not exceed 25% of its outstanding Shares (and therefore 25% of net assets) with respect to Multi‑Strategy Series G Shares (unless the Company elects to purchase a greater amount), will be derived from one or more of the following sources:  (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by Multi‑Strategy Series G; and (iii) possibly borrowings, as described in paragraph (d) below.  The 25% threshold is determined as of the Repurchase Deadline based on the last available unaudited net asset value per Share (that is, the value of the assets minus liabilities, divided by the number of Shares outstanding) calculated prior to such date.  The Company will segregate with its custodian, cash, liquid securities or interests in investment funds that the Series has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under the Notes described above.

(b)          There are no material conditions to the financing of the transaction.  There are no alternative financing plans or arrangements for the transaction.

(c)          Not applicable.

(d)          Neither the Company, the Adviser nor the Board of Directors has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.  However, depending on the amount of Shares tendered and prevailing general economic and market conditions, as well as the timing of the Initial Valuation and payment under the Note, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Shares, subject to compliance with applicable law.  If the Company funds any portion of the purchase price in that manner, it may be required to deposit assets to serve as collateral for any amounts so borrowed, in a special custody account with its custodian established for that purpose for Multi‑Strategy Series G.  If the Company were to fail to repay any such amounts, the lender could be entitled to satisfy the Company’s obligations from the collateral deposited in the special custody account.  The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Shareholders, withdrawal of capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Based on October 31, 2017 net asset values, the following persons (the named individuals are the Company’s Directors) own Shares equal in value to the following amounts:

Person	Multi‑Strategy Series G Shares	Approximate Percentage of Multi‑Strategy Series G’s Net Capital
Adviser	$986,311.65	.02%
Charles Hurty (Director)	$0	0%
Steven Krull (Director)	$0	0%
Raymond Nolte (Director)	$592,805.13	.01%
Joshua Weinreich (Director)	$0	0%

Other than as listed above, no person controlling the Company, the Adviser nor any associate or majority‑owned subsidiary of such person owns (directly or indirectly) Shares of the Company.  Unless otherwise noted, addresses for each of the persons listed above are provided in Item 3.

(b)          Other than the issuance of Shares by the Company in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Company, the Adviser, any member of the Board of Directors or any person controlling the Company or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)          (1) While the Company does not file its annual report under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 30d‑1 under the 1940 Act, it prepared and furnished its audited financial statements for the fiscal year ended March 31, 2017 to its Shareholders within 60 days following such fiscal year end.  Pursuant to Rule 30b2‑1 under the 1940 Act, the Company filed such audited financial statements with the Securities and Exchange Commission on or about June 5, 2017.  Those audited financial statements are incorporated herein by reference. In addition, reference is made to the unaudited financial statements of the Company for the semi-annual period from April 1, 2017 to September 30, 2017, which the Company filed with the Securities and Exchange Commission on or about November 30, 2017, and which are also incorporated herein by reference.

(2) The Company is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Not applicable.

(b)          The net assets will be reduced by the amount paid by the Company to purchase Shares.  Thus, Multi‑Strategy Series G’s income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)

(1)          None.

(2)          None.

(3)          Not applicable.

(4)          Not applicable.

(5)          None.

(b)          Not Applicable.

(c)          None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Notice of Intent to Tender.

B.	Offer to Purchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Shareholders in connection with the Company’s acceptance of tenders of Shares.

F.	Form of Promissory Note.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKYBRIDGE MULTI‑ADVISER HEDGE FUND PORTFOLIOS LLC

By:	/s/ Raymond Nolte
	Name:	Raymond Nolte
	Title:	President and Director

December 22, 2017

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Notice of Intent to Tender.

B.	Offer to Purchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Shareholders in connection with the Company’s acceptance of tenders of Shares.

F.	Form of Promissory Note.